List of Subsidiaries of Altus Power, Inc. as of December 31, 2022

Name of Subsidiary	Jurisdiction of Incorporation
Altus Power, LLC	Delaware
APA Generation, LLC	Delaware
APA Finance Holdings, LLC	Delaware
APA Finance, LLC	Delaware
Altus ZS Holdings, LLC	Delaware
APA Finance II, LLC	Delaware
TGCOP Holdco, LLC	Delaware
DESRI V Acquisition Holdings, LLC	Delaware